

July 20, 2020

<u>Via Federal Express</u>

Ms. Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe Exchange, Inc.***
          Form 1 Amendment

Dear Ms. Marshall:

On behalf of Cboe Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibit[1]:

▪   Exhibit F (updated to include the most recent, final versions of agreements circulated to Members and other Users of the Exchange)

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit F currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray

Kyle Murray
VP, Associate General Counsel
913-815-7121
Signature executed at 9:00am on 07/20/21

Enclosure

---

[1] See Attachement for a comprehensive list of updates to Exhibit F

<u>Attachment</u>

Summary of changes made to Exhibit F:

- See Exhibit F Cover Sheet for additional details regarding changes to our Agreements and Forms

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **07/20/21**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: Cboe Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
    400 South LaSalle Street
    Chicago, Illinois 60605

    21000557

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
    (913) 815-7000   (913) 815-7119
    (Telephone)   (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
    Kyle Murray   VP, Associate General Counsel, Cboe Exchange, Inc.   (913) 815-7121
    (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
    Pat Sexton
    400 S. LaSalle Street
    Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: _X_ Corporation _____ Sole Partnership _____ Partnership
    _____ Limited Liability Company _____ Other (specify): _____

    If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
    (a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
    (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 07/20/21   Cboe Exchange, Inc.
         (MM/DD/YY)   (Name of Applicant)

By: _Kyle Murray_ [signature executed at 9:00am on 07/20/21]   Kyle Murray, VP, Associate General Counsel
       (Signature)   (Printed Name and Title)
Subscribed and sworn before me this _see header_ day of _see header_, _see header_ by _see header_
                                        (Month)   (Year)   (Notary Public)
My Commission expires ___see header___ County of __see header__ State of see header

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1.   Application for membership, participation or subscription to the entity,

2.   Application for approval as a person associated with a member, participant or subscriber of the entity, and

3.   Any other similar materials.

Response:

Attached please find the following documents which have recently been added or updated:

1.   Compression Service Access Form: Update – *added 'clearing capacity' field with allowed capacities (M, N and F); clarified in the footnote that market maker clearing account is required for capacities M **and** N*

Cboe Exchange, Inc.
Compression Service Access Form

To be completed by any Trading Permit Holder ("TPH") of Cboe Exchange, Inc. ("Cboe Options") requesting to utilize Cboe's Compression Service (CCS). The Cboe Compression Service (CCS) is used to manage capital requirements associated with portfolios of index options positions.

An executed version of this Request can be delivered to Membership Services via email to MembershipServices@cboe.com.

Instructions: ☐ Add ☐ Modify	
TPH Organization Name:	**Firm ID:**

The following fields are required to certify to use and participate in Multilateral Compression.

> **EFID:**
>
> **Clearing Capacity (M, N or F):**
>
> **(*) Market Maker Clearing Account (OCC Sub Account ID):**
>
> **Account (OCC Customer ID):**
>
> **OCC Clearing Optional Data:**

(*) Market Maker Clearing Account required if Clearing Capacity = M or N.

Provide an email address to which CCS notifications will be sent (usually a distribution list address)
Notification Email:

Identify Users Requiring Access to CCS	
Name:	**Email:**
Name:	**Email:**
Name:	**Email:**
Name:	**Email:**

_____   _____

Signature of Authorized Officer, Partner or Managing   Date
Member of TPH

_____   _____

Printed Name   Title